Exhibit 99.1

Mereo BioPharma Announces Interim Financial Results for the Six Months Ended June 30, 2019 and Provides Corporate Update

12-Month Topline Results from Phase 2b ASTEROID Study with Setrusumab for Osteogenesis Imperfecta (OI) Expected in Q4 2019; Positive 6-Month Data to be Featured in Late-Breaking Oral Presentation at ASBMR 2019

Conference Call Today at 8:30 a.m. EDT / 1:30 p.m. BST

London and Redwood City, Calif., September 17, 2019 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), a clinical stage biopharmaceutical company focused on rare diseases, today announces unaudited interim financial results for the six months ended June 30, 2019 and provides a corporate update.

“The first half of 2019 has been notable for the announcement of positive six-month data for our Phase 2b ASTEROID trial which is evaluating setrusumab as a treatment for OI. We are entering another exciting period with the 12-month data from this study expected in Q4 2019 and proof-of-concept data from our Phase 2 study for alvelestat in severe alpha-1 antitrypsin deficiency expected in mid-2020,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “While our mission remains to provide new therapies for undertreated, chronically debilitating and life-limiting rare diseases, the proposed evaluation of alvelestat in the orphan disease bronchiolitis obliterans syndrome also strengthens our respiratory focus. We continue to advance discussions with potential partners to optimize the value of our broader product portfolio.”

Recent Highlights and Upcoming Milestones

Setrusumab for Osteogenesis Imperfecta (OI)

•

12-month data from Phase 2b ASTEROID study in adult OI patients expected in Q4 2019. In May 2019, Mereo reported positive 6-month interim data from the fully-enrolled ASTEROID study. These data were accepted for a late-breaking oral presentation at the upcoming American Society for Bone and Mineral Research (ASBMR) 2019 Annual Meeting to be held from September 20-23 in Orlando, FL, USA. The Company expects to report 12-month topline data from the blinded portion of the study in Q4 2019. There are currently no FDA or EMA- approved treatments for OI.

•

Pivotal pediatric study ready in the EU and Canada. In addition to evaluating setrusumab in adult OI patients, Mereo’s Paediatric Investigation Plan (PIP) has been approved by the EMA and a study design has been agreed for a pivotal registration trial in children. Mereo is also exploring an extension of the planned pivotal study into the U.S.

Alvelestat for Severe Alpha-1 Antitrypsin Deficiency (AATD)

•

Enrollment continuing for the Phase 2 proof-of-concept study in severe AATD patients with topline data expected in mid-2020. If the results are positive, Mereo intends to commence a pivotal trial in the EU and the U.S. in AATD as soon as possible therafter.

•

Investigator-sponsored clinical studies underway in AATD and also in bronchiolitis obliterans syndrome (BOS) as a result of graft-versus-host disease (GvHD) in patients undergoing hematopoietic stem cell transplantation (HSCT). BOS is an orphan disease characterized by inflammatory obstruction of the lung’s tiniest airways and is the primary cause of death in patients who receive lung transplants. Based on the preliminary clinical data to-date, Mereo intends to investigate the use of alvelestat to treat patients with BOS patients following a lung transplant.

Partnering Discussions Continue for Broad Portfolio of Clinical-Stage Programs

•

Leflutrozole for Hypogonadotropic Hypogonadism (HH). Following the positive Phase 2b and six-month extension data reported in 2018, earlier this year Mereo held an advisory board to consider the future development strategy for leflutrozole, with a focus on the positive effects on semen parameters. Mereo has decided that future product development will focus on male fertility.

•

Acumapimod for Acute Exacerbations of Chronic Obstructive Pulmonary Disease (AECOPD) is Phase 3-ready following a successful Type B End of Phase 2 meeting with the FDA and agreed outline for a pivotal Phase 3 clinical trial program. Recently, a positive Scientific Advice Working Party (SAWP) also took place with the EMA.

•

Navicixizumab for Advanced Platinum-Resistant Ovarian Cancer. In July 2019, Mereo held a successful Type B End of Phase 1 meeting with the FDA regarding a potential pathway for accelerated approval for navicixizumab for the treatment of patients with advanced ovarian cancer. Mereo and the FDA discussed, and agreed in principle, an outline for the design of a Phase 2 clinical trial that could potentially support the accelerated approval of navicixizumab in patients with ovarian cancer (including peritoneal or fallopian tube cancer) who have become resistant to prior therapies.

•

Etigilimab for Advanced Solid Tumors. Etigilimab has completed a Phase 1a/b trial of etigilimab, administered as either a single-agent or in combination with nivolumab, in patients with advanced or metastatic solid tumors.

Corporate

•	In April 2019, Mereo completed a merger with OncoMed Pharmaceuticals, Inc (“OncoMed”), acquiring two clinical stage oncology programs - navicixizumab and etigilimab.

•	Following completion of the acquisition of OncoMed, Michael Wyzga and Deepa Pakianathan, Ph.D. were appointed as Non-Executive Directors to the Mereo Board.

•	In August 2019, Mereo appointed Richard Francis as Head of Pharmaceutical Development.

•	In September 2019, Dr. Arun Mistry appointed as Therapeutic Area Head, Setrusumab.

Financial Highlights

•	Cash resources [1] of £36.1m as at June 30, 2019 (June 30, 2018 £36.9m)

•	Loss after tax for the six-month period of £16.2m (2018: £17.0m) or 22 pence per ordinary share (2018: 24 pence per ordinary share)

•	American Depositary Receipts (“ADRs”) commenced trading on the NASDAQ Global Market on April 24, 2019 with the issue of 4.9m ADR’s each represented by 5 ordinary shares

¹	Cash resources is defined as the aggregate of cash and short-term deposits and short-term investments

Conference Call Information

Mereo will host a live conference call and webcast today at 8:30 a.m. EDT / 1:30 p.m. BST to discuss the Company’s financial results and provide a corporate update. To participate in the conference call, please dial (866) 688-2942 (U.S.) or (561) 569-9224 (U.K./International). The conference ID number is

4572478. A live and archived webcast may be accessed by visiting the Investors sections of the Company’s website at https://www.mereobiopharma.com/investors/results-reports-and-presentations/. The archived webcast will remain available on the Company’s website for fourteen (14) days following the live call.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates for rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead rare disease product candidate, setrusumab, is being developed for the treatment of osteogenesis imperfecta (OI) with topline 12-month results from a Phase 2b dose ranging study expected in Q4 2019. Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) with topline data expected in mid-2020.

Mereo’s broader pipeline consists of four additional clinical-stage product candidates; acumapimod for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), leflutrozole for the treatment of hypogonadotropic hypogonadism (“HH”) in obese men, navicixizumab (for the treatment of platinum-resistant ovarian cancer, and etigilimab for patients with advanced or metastatic solid tumors.

Further Enquiries

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)
Lisa Burns	+01 (0) 212 213 0006
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)
Simon Conway
Brett Pollard	+44 (0)20 3727 1000
Ciara Martin

Forward-Looking Statements

This document contains “forward-looking statements.” All statements other than statements of historical fact contained in this presentation are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

Factors that could cause actual results to differ materially from those in the forward-looking statements include risks relating to unanticipated costs, liabilities or delays; failure or delays in research and development programs; unanticipated changes relating to competitive factors in the Company’s industry; risks relating to expectations regarding the Company’s capitalization, resources and ownership structure; the availability of sufficient resources for company operations and to conduct or continue planned clinical development programs; the outcome of any legal proceedings; risks related to the ability to correctly estimate operating expenses; risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations; risks related to the changes in market prices of the Company’s ordinary shares; the Company’s ability to hire and retain key personnel; changes in law or regulations affecting the Company; international, national or local economic, social or political conditions that could adversely affect the Company and its business; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates and other judgments.

All of the Company’s forward-looking statements involve risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place Undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Consolidated statement of comprehensive loss

for the six months ended June 30, 2019

	Notes	Six months ended June 30, 2019 Unaudited £	Six months ended June 30, 2018 Unaudited £	Year ended December 31, 2018 Audited £
Research and development expenses		(11,918,484)	(10,864,310)	(22,703,553)
Administrative expenses		(6,461,759)	(7,101,760)	(12,504,887)

Operating loss		(18,380,243)	(17,966,070)	(35,208,440)

Net income recognised on acquisition of subsidiary	4	1,035,379	—	—
Finance income		137,014	151,467	306,831
Finance charge		(1,454,222)	(1,587,150)	(2,360,648)
Net foreign exchange gain/(loss)		(20,127)	49,305	(43,863)

Loss before tax		(18,682,199)	(19,352,448)	(37,306,120)
Taxation		2,458,567	2,364,904	5,277,380

Loss for the period, attributable to equity holders of the parent		(16,223,632)	(16,987,544)	(32,028,740)

Basic and diluted loss per share for the period		(0.22)	(0.24)	(0.45)

Other comprehensive income / (loss)
Items that may be subsequently reclassified to the income statement
Fair value changes on investments held at fair value through OCI		88,033	—	—

Currency translation of foreign operations		710,830	—	—

Total comprehensive loss for the period, attributable to equity holders of the parent		(15,424,769)	(16,987,544)	(32,028,740)

Consolidated balance sheet

as at June 30, 2019

	Notes	June 30, 2019 Unaudited £	June 30, 2018 Unaudited £	December 31, 2018 Audited £
Assets
Non-current assets
Property, plant and equipment	5	13,100,261	151,996	148,935
Intangible assets	6	45,156,708	32,690,229	32,632,229

		58,256,969	32,842,225	32,781,164

Current assets
Prepayments		3,068,326	1,225,744	1,066,932
R&D tax credits		7,744,634	10,516,989	5,277,380
Other receivables		1,953,886	584,821	608,893
Short-term investments		7,828,066	2,500,000	2,500,000
Cash and short-term deposits		28,289,504	34,412,363	25,041,945

		48,884,416	49,239,917	34,495,150

Total assets		107,141,385	82,082,142	67,276,314

Equity and liabilities
Equity
Issued capital	8	293,879	213,435	213,721
Share premium	8	121,684,154	118,369,523	118,492,073
Other capital reserves	8	58,003,847	17,746,031	18,592,618
Employee Benefit Trust shares	11	(1,304,842)	—	(306,838)
Other reserves		7,000,000	7,000,000	7,000,000
Accumulated losses		(127,356,393)	(96,179,599)	(111,220,794)
Translation reserve		710,830	—	—

Total equity		59,031,475	47,149,390	32,770,780

Non-current liabilities
Provisions	9	1,926,916	3,993,058	2,641,353
Interest-bearing loans and borrowings	7	11,720,999	15,260,753	14,646,753
Other liabilities		34,289	—	34,289
Warrant liability	10	225,473	1,534,964	1,005,613
Lease liability		13,138,521	—	—

		27,046,198	20,788,775	18,328,008

Current liabilities
Trade and other payables		6,758,235	4,983,626	4,570,307
Accruals		5,960,684	3,222,982	4,437,321
Provisions	9	333,556	293,000	332,014
Interest-bearing loans and borrowings	7	8,011,237	5,644,369	6,837,884

		21,063,712	14,143,977	16,177,526

Total liabilities		48,109,910	34,932,752	34,505,534

Total equity and liabilities		107,141,385	82,082,142	67,276,314